April 22, 2020

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Registrant”)

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for PEA No. 109 filed on March 2, 2020

MML Series Investment Fund II (the “Registrant”)(collectively, the “Registrants”)

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PEA No. 47 filed on March 2, 2020

Dear Ms. Lithotomos:

Below is a summary of the comments we received from you on April 14, 2020 regarding the above-mentioned Registrants, together with our responses. We appreciate the time you took to carefully review these documents and have tried to address your comments. We would greatly appreciate your contacting us at 860-562-2130 or 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Comments

1)	Comment: Please confirm that there are no changes to the series included in the filings other than those changes highlighted in your cover letters.

Response: We confirm that the changes that necessitated the filing of a 485A POS were highlighted in our cover letters.

2)	Comment: For all “Example” sections, please confirm that the numbers in the “Example” reflect a fee waiver only for the contractual time period the fee waiver is in effect.

Response: We confirm.

3)	Comment: Significant market events have occurred since this post-effective amendment was filed as a result of the COVID 19 pandemic. Please consider whether the Portfolios’ disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrants have updated their risk disclosure. The Registrants have made the following changes to the disclosure in the prospectuses: (underlined language)

Market Risk. The values of a Fund’s portfolio securities may decline, at times sharply and unpredictably, as a result of unfavorable broad market developments, which may affect securities markets generally or particular industries, sectors, or issuers. The values of a Fund’s investments may decline as a result of a number of such factors, including actual or perceived changes in general economic and market conditions, industry, political, regulatory, geopolitical and other developments, including the imposition of tariffs or other protectionist actions, changes in interest rates, currency rates, or other rates of exchange, and changes in economic and competitive industry conditions. Likewise, terrorism, war, natural and environmental disasters, and epidemics or pandemics may be highly disruptive to economies and markets. For example, the global pandemic outbreak of the novel coronavirus known as COVID-19 has produced, and will likely continue to produce, substantial market volatility, severe market dislocations and liquidity constraints in many markets, and global business disruption, and it may result in future significant adverse effects, such as exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn or recession throughout the world. Such factors may have a significant adverse effect on a Fund’s performance and have the potential to impair the ability of a Fund’s investment adviser, subadviser, or other service providers to serve the Fund and could lead to disruptions that negatively impact the Fund. Different parts of the market and different types of securities can react differently to these conditions. The possibility that security prices in general will decline over short or even extended periods subjects a Fund to unpredictable declines in the value of its shares, as well as potentially extended periods of poor performance….”

The Registrants have also added the following disclosure to the Statements of Additional Information:

Terrorism, War, Natural Disasters, and Epidemics. Terrorism, war, and related geopolitical events (and their aftermath) have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Likewise, natural and environmental disasters, such as, for example, earthquakes, fires, floods, hurricanes, tsunamis, and weather-related phenomena generally, as well as widespread epidemics, can be highly disruptive to economies and markets, adversely affecting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Funds’ investments. For example, the continuing spread of an infectious respiratory illness caused by the novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets, and may adversely affect the Funds’ investments and operations. The transmission of COVID-19 and efforts to contain its spread have resulted in travel restrictions and disruptions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event and service cancellations or interruptions, and disruptions to business operations (including staff reductions), supply chains, and consumer activity, as well as general concern and uncertainty that has negatively affected the economic environment.

The COVID-19 virus has negatively affected, and will likely continue to affect negatively, the global economy, the economies of many countries, and the financial performance of individual issuers, sectors, industries, asset classes, and markets in significant and unforeseen ways. In addition, actions taken by governmental and quasi-governmental authorities and regulators throughout the world in response to the COVID-19 outbreak, including significant fiscal and monetary policy changes, have affected, and likely will continue to affect, the values, volatility, and liquidity of securities or other assets. The effects of the outbreak in developing or emerging market countries may be greater due to less established health care systems, financial systems and institutions, and government institutions. The COVID-19 pandemic and its effects may be short term or may last for an extended period of time, and in either case could result in, among other things, significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn or recession. The foregoing could have a significant adverse effect on a Fund’s performance and have the potential to impair a Fund’s ability to maintain operational standards (such as with respect to satisfying redemption requests), disrupt the operations of a Fund’s service providers, adversely affect the values and liquidity of a Fund’s investments, and negatively impact a Fund’s performance and a shareholder’s investment in a Fund. Other infectious illness outbreaks, epidemics or pandemics that may arise in the future, could adversely affect the economies of many nations or the entire global economy, the financial performance of individual issuers, borrowers and sectors, and the health of the markets generally in potentially significant and unforeseen ways.

4)	Comment: Consider adding cyber security risk disclosure.

Response: The Registrants’ prospectuses and statements of additional information already include disclosure concerning cyber security and technology risk.

5)	Comment: The Principal Investment Strategies for the MML Fundamental Equity Fund state that “[e]quity securities may include common stocks, preferred stocks, securities convertible into common or preferred stock, rights, and warrants.” Please advise if there are any additional equity securities the Fund intends to invest in.

Response: If the Fund were to invest to a significant extent in other types of equity securities, it would consider revising the Fund’s prospectus in accordance with existing staff guidance.

6)	Comment: Please explain the reasoning for including small and mid-cap company risk disclosure under Principal Risks for the MML Fundamental Equity Fund.

Response: Although the MML Fundamental Equity Fund has a principal investment strategy that focuses on large capitalization issuers, it may purchase stocks of companies with any market capitalization.

7)	Comment: Please explain the reasoning for including small company risk disclosure under Principal Risks for the MML Mid Cap Growth Fund.

Response: Our Small and Mid-Cap Company Risk is a standardized risk that includes disclosure regarding both small and mid-cap company risk. This disclosure is used across all of the funds in our fund complex that invest in either small or mid-cap companies.

8)	Comment: Please complete or update all missing information that is currently in brackets or missing in the Prospectus and SAI (e.g., performance tables, financial highlights).

Response: We will complete or update all such bracketed or missing information.

9)	Comment: Please describe how the MML Equity Fund will value derivatives for purposes of its 80% name test.

Response: The Fund does not expect to consider the values or investment exposures of derivatives for purposes of testing compliance with its 80% name test policy. If the Fund were to do so in the future, it might consider the specific derivative in question and the investment exposure created by it in determining how to value the derivative for purposes of the 80% test.

10)	Comment: Please explain the reasoning for including small and mid-cap company risk disclosure under Principal Risks for the MML Equity Fund.

Response: Although the MML Equity Fund has a principal investment strategy that focuses on securities of larger size companies, it does not limit its investments to issuers in a particular capitalization range.

11)	Comment: The Principal Strategies for the MML Inflation-Protected and Income Fund state that the Fund can invest in exchange-traded funds. Please confirm that a separate line item will be added to the Fund’s Fee Table if its Acquired Fund Fees and Expenses related to these investments exceed one basis point.

Response: We confirm.

Prospectus Comments related to changes to the Funds’ principal investment strategies

12)	Comment: Please supplementally inform the staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interests of its shareholders -- who did not vote for these changes. In your response:
a.	Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.
b.	Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new Fund.
c.	Support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting a new Fund.
13)	Comment: Please also explain why the Adviser believes these change are consistent with its fiduciary duty to this Fund.
14)	Comment: Has the Fund notified its shareholders of this planned change? If so, please provide the staff with a copy of the notice and when and how (e.g., letter, e-mail) it was sent. If not, when will the Fund distribute such a notice and how?
15)	Comment: What is the composition of the Fund’s shareholder base (e.g., affiliated v. unaffiliated, retail v. institutional, domestic v. foreign)? What percentage of the Fund’s shares are held by retail investors?
16)	Comment: Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new series, is consistent with the text and policy of Rule 485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days (as opposed to 60 days).
17)	Comment: Please inform the staff in your response letter what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.
18)	Comment: Have any shareholders contacted the Fund or intermediaries about this planned transaction? If so, describe the nature of such communications including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Response for Comments 12 – 18:

(i) The change to the investment strategy of the MML Inflation-Protected and Income Fund reflected the recommendation by MML Investment Advisers, LLC (“MML Advisers”) as to the optimal approach to achieving the investment return contemplated by the Fund’s prospectus. The change from the use of reverse repurchase agreements to swap transactions was based on a review by the Board of Trustees of the information provided by MML Advisers regarding the advantages to the Fund of the change. The change related to the means by which the Fund obtains income in its portfolio, and not to the nature of the Fund’s broad investment exposures. The prospectus disclosure relating to the Fund makes clear that the Fund’s investment strategies are not fundamental policies and may be changed by the Board of Trustees without shareholder action. Registrant respectfully submits that a change of this nature is consistent with actions taken by investment company boards in the ordinary course without shareholder action, and that organization of a new fund in order to accomplish this change would require undue time and expense and would not be in the best interest of shareholders. The Fund’s prospectus was supplemented following approval of the change by the Board of Trustees.

(ii) The changes to the investment strategies of the MML Equity Fund, MML Foreign Fund, MML Fundamental Equity Fund, and MML Mid Cap Growth Fund were implemented in connection with changes in subadvisers to these Funds. As the staff is aware, and as the prospectus of each Fund discloses, each Fund operates in accordance with a manager-of-managers exemptive order issued by the Commission. Among the advantages of the manager-of-managers structure is the role of the Fund’s investment adviser, MML Advisers, in proposing the retention of subadvisers to the Funds, continuously monitoring and evaluating the subadvisers’ performance, and, where appropriate, recommending changes in subadvisers. In connection with changes in subadvisers, the description of a Fund’s investment strategy is typically revised to reflect differences between the specific investment approach of a new subadviser and that of the legacy subadviser. The prospectus disclosure relating to each Fund makes clear that the Fund’s investment strategies are not fundamental policies and may be changed by the Board of Trustees without shareholder action.

In connection with any proposal by MML Advisers that the Board of Trustees consider a change to a Fund’s subadviser, MML Advisers provides a substantial amount of information to the Fund’s Board of Trustees, including information regarding the investment program and performance of the existing subadviser and the investment program and performance of the proposed subadviser, and information regarding the subadvisers’ investment personnel, compliance programs, and operations. MML Advisers makes a specific recommendation regarding the expected benefits to the Fund and its shareholders of the change in subadviser. It also provides detailed information regarding any change in related subadvisory fees, including information as to the effect of any change on MML Advisers’ profitability. In addition, the Board of Trustees received information after completion of the portfolio changes as to the cost of the change to each of the Funds in question here.

The Board of Trustees considers each proposal thoroughly in the exercise of its business judgment, requesting additional information where appropriate. The bases for its approval of a subadvisory agreement with a new subadviser are disclosed publicly in the Fund’s next applicable annual or semi-annual report to shareholders. The independent trustees are advised in these matters by independent counsel. In all of their deliberations, both MML Advisers and the Board of Trustees consider whether a change in subadvisers is in the best interests of the Fund and its shareholders. The efforts of MML Advisers and the consideration by the Board of Trustees of detailed information, with the assistance of independent counsel and in the interests of the Fund and its shareholders, are designed and effective to ensure the performance by each of the Board of Trustees and MML Advisers of its fiduciary duties.

MML Advisers typically designs a shareholder communication plan in light of a number of factors. The shareholder communications plans, whether through detailed revisions of prospectus disclosures, information statements, or other means, are typically designed to take into account the nature of a Fund’s shareholder base, the nature of the changes, and other factors. Consistent with the conditions of the applicable manager-of-managers exemptive relief, the Registrants delivered (or shall deliver) to shareholders detailed information statements (DEF 14C) for subadviser changes, definitive copies of which were filed (or will be filed) with the Commission on the following dates: MML Equity Fund (July 18, 2019), MML Mid Cap Growth Fund (March 4, 2020), MML Foreign Fund (March 4, 2020) and MML Fundamental Equity Fund (April 28, 2020). The Registrant also prepared and filed with the Commission prospectus supplements under Rule 497 in connection with these subadviser changes and related strategy changes, where applicable.

As to the use of a filing under Rule 485(a) to reflect these changes as opposed to the organization of a new fund and the implementation of these changes without shareholder approval, the Registrant points out that this is one of the principle advantages of the manager-of-managers structure and has been specifically contemplated by the Commission and its staff in the development and granting of manager-of-managers exemptive relief.

The Registrant would be willing to discuss any of these matters further by telephone conference if the staff believes more detailed information is required in the disclosure review process.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund and MML Series Investment Fund II

/s/ Jill Nareau Robert

Jill Nareau Robert

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President and Assistant Secretary, MML Series Investment Fund and MML Series Investment Fund II